UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 30, 2000

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number

PULTE HOME CORPORATION INVESTMENT SAVINGS PLUS
(Full title of the plan)

PULTE HOMES, INC.
(Exact name of Issuer as specified in charter)

33 Bloomfield Hills Parkway, Suite 200
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)

Dated: June 26, 2001

Required Information

Item 4. Financial Statements and Supplemental Schedules for the Plan

The Pulte Home Corporation Investment Savings Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

Exhibits

23   Consent of Independent Auditors, Ernst & Young LLP

Pulte Home Corporation
Investment Savings Plus

Financial Statements and Schedule

December 30, 2000 and 1999 and year ended December 30, 2000

Report of Independent Auditors

Board of Directors
Pulte Home Corporation Investment
      Savings Plus

We have audited the accompanying statements of net assets available for plan benefits of Pulte Home Corporation Investment Savings Plus (the “Plan”) as of December 30, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 30, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Pulte Home Corporation Investment Savings Plus at December 30, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 30, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Detroit, Michigan	/s/ ERNST & YOUNG LLP

June 7, 2001

Pulte Home Corporation
Investment Savings Plus

Statements of Net Assets Available for Plan Benefits

	December 30

	2000	1999

Investments, at fair value	$129,513,840	$125,828,919

Receivables:

Employee contributions	283,221	-

Employer contributions	3,240,986	2,140,510

Interest and dividends	34,492	7,430

Total Receivables	3,558,699	2,147,940

Net assets available for plan benefits	$133,072,539	$127,976,859

See accompanying notes.

Pulte Home Corporation
Investment Savings Plus

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 30, 2000

Additions:

Contributions:

Participants	$12,938,582

Employer	4,338,753

17,277,335

Investment income (loss):

Dividends	1,404,754

Interest	259,735

Interest income on participant loans	478,510

2,142,999

Total additions	19,420,334

Deductions:

Distributions to participants	(11,673,055)

Net realized and unrealized depreciation in fair value of investments	(2,651,599)

Total deductions	(14,324,654)

Net increase	5,095,680

Net assets available for plan benefits at beginning of year	127,976,859

Net assets available for plan benefits at end of year	$133,072,539

See accompanying notes.

Pulte Home Corporation
Investment Savings Plus

Notes to Financial Statements

December 30, 2000

1. Description of Plan

The following brief description of Pulte Home Corporation (“Company”) Investment Savings Plus (“Plan”) is provided for general information purposes only. Participants should refer to Plan documents for more complete information. Pulte Home Corporation is a wholly-owned subsidiary of Pulte Homes, Inc. (“Pulte”), formerly known as Pulte Corporation.

General

The Plan is a defined contribution profit sharing plan for eligible employees of the Company and affiliated subsidiaries which have adopted the Plan. The Plan is administered by an Administrative Committee (“Committee”) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Plan assets are held and investment transactions are executed by U.S. Bank, N.A., as Trustee.

Eligibility

All nonunion, regular salaried, sales and hourly employees of Pulte Homes, Inc. and of the Company and its subsidiaries that have adopted the Plan are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest loan balance in the last twelve months or 50% of their vested account balance. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions.

Pulte Home Corporation
Investment Savings Plus

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Contributions to participants’ accounts are effected through voluntary reductions in their compensation. Such reductions are, in turn, paid to the Plan by Pulte and by the Company and its subsidiaries. At the discretion of their Boards of Directors, the Company and its subsidiaries may make additional contributions to the accounts of Plan participants. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code Section 401(k)(3).

For 2000 and 1999, the Company and its subsidiaries matched an amount on behalf of each participant for whom basic contributions were made, based on the participant’s length of service with the Company in accordance with the following schedule:

A.) Less than one year of service: 100% of the first $300 of participant’s contributions.

B.) 1-2 years of service: 100% of the first $600 of participant’s contributions.

C.) 2-3 years of service: 100% of the first $900 of participant’s contributions.

D.) 3-4 years of service: 100% of the first $1,200 of participant’s contributions.

E.) 4 or more years of service: 100% of the first $1,500 of participant’s contributions.

Contributions may be invested in one or more of the investment options provided by the Plan. The Plan presently provides the following investment options: Yield Enhanced Short-Term Investment Fund, Vanguard Wellington Fund, State Street Stable Value Fund, Vanguard Institutional Index Fund, Putnam Voyager Fund, Putnam Asset Allocation Funds (Growth, Balanced and Conservative Portfolios), Templeton Foreign Fund, Seligman Small Capitalization Value Fund, and Pulte Common Stock Fund.

Participants may change their investment directives and contribution amounts on a daily basis via an automated telephone service. Discretionary contributions which are to be allocated to each participants’ “Special Contributions Account” are invested solely in the Pulte Common Stock Fund, and are not available for investment direction.

1. Description of Plan (continued)

Allocations

Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the Trustee.

Discretionary contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

Distribution

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Vesting

A participant’s account balance is fully vested and nonforfeitable.

Termination

Although the Company intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant’s account would remain fully vested as of the date of termination of the Plan. Plan funds would continue to be invested and would continue to be held in the custody of the Plan’s Trustee.

The Plan’s Trustee would pay the balance of each participant’s Plan account in a lump sum at the earlier of age 59-1/2, death or when employment with the Company is terminated.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

Pulte Home Corporation
Investment Savings Plus

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

Accounting Basis–The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation–Investments in money market instruments are carried at cost which approximates fair value. Investments in mutual funds and Pulte stock are carried at fair value based on quoted market prices. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Management Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Pulte Home Corporation
Investment Savings Plus

Notes to Financial Statements (continued)

3. Investments

During 2000, the Plan’s investments (including investments purchased, sold and held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation/
(Depreciation) in Fair
Value of Investments

Investments:

State Street Stable Value Fund	$826,887

Vanguard Wellington Fund	1,334,506

Vanguard Institutional Index Fund	(3,185,711)

Putnam Voyager Fund	(6,861,135)

Putnam Asset Allocation Fund – Growth Portfolio	(56,552)

Putnam Asset Allocation Fund – Balanced Portfolio	(37,631)

Putnam Asset Allocation Fund – Conservative Portfolio	(10,810)

Templeton Foreign Fund	(404,627)

Seligman Small Capitalization Value Fund	244,686

Pulte Common Stock Fund	5,498,788

Net Depreciation of Investments	$(2,651,599)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	Fair Value as of	Fair Value as of
	December 30, 2000	December 30, 1999

Investment:

State Street Stable Value Fund	$13,404,578	$12,898,849

Vanguard Wellington Fund	22,103,523	21,918,812

Vanguard Institutional Index Fund	30,549,730	32,356,795

Putnam Voyager Fund	35,362,799	39,535,741

Templeton Foreign Fund	7,301,977	7,308,861

* Pulte Common Stock	9,609,402	4,433,133

* Nonparticipant-Directed Investment

Pulte Home Corporation
Investment Savings Plus

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

The Pulte Common Stock Fund includes a non-participant directed investment. Information about the net assets and the significant components of changes in net assets related to the Pulte Common Stock Fund is as follows:

	December 30

	2000	1999

Net Assets	$10,698,098	$4,521,004

Year ended
December 30, 2000

Change in net assets:

Contributions	$2,805,816

Interest income on participant loans	40,589

Dividends	40,783

Interest	15,136

Net realized and unrealized appreciation in fair value	5,498,788

Distributions to participants	(465,855)

Net transfers among funds	(1,758,163)

$6,177,094

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 11, 1992 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been restated in its entirety and further amended subsequent to the receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

Pulte Home Corporation Investment Savings Plus

Employee ID #38-1545089
Plan #001

Schedule H, Line 4(i)— Schedule of Assets Held for Investment Purposes At End of Year

December 30, 2000

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Shares/		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Units	Cost	Value

	State Street Global Advisors	State Street Stable Value Fund	1,025,117		$13,404,578

		Yield Enhanced Short-Term Investment Fund	4,654,701		4,654,701

	The Vanguard Group of Investment Companies	Vanguard Wellington Fund	783,535		22,103,523

		Vanguard Institutional Index Fund	253,063		30,549,730

	Putnam Investments	Putnam Voyager Fund	1,517,717		35,362,799

		Putnam Asset Allocation Fund — Growth Portfolio	59,591		653,709

		Putnam Asset Allocation Fund — Balanced Portfolio	67,564		731,038

		Putnam Asset Allocation Fund — Conservative Portfolio	22,326		198,438

	Templeton Funds, Inc.	Templeton Foreign Fund	706,182		7,301,977

	Seligman Value Fund Series, Inc.	Seligman Small Capitalization Value Fund	132,716		1,328,483

*	Pulte Homes, Inc.	Pulte Homes, Inc. Common Stock	219,020	5,384,303	9,609,402

*	Employee Loans Receivable	Individual employee loans with varying maturity dates and interest rates ranging from 7.75% to 11.75%			3,615,462

	Total Investments				$129,513,840

      There were no investment assets reportable as acquired and disposed of during the year.

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the 401(k) Committee Members who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 26, 2001	By:	/s/ Michael A. O’Brien

Michael A. O’Brien

Vice President of Corporate Development

Exhibit Index

Exhibit No.	Description

23	Consent of Independent Auditors